January 15, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, DC 20549

Attention:	Jeff Kauten
Larry Spirgel

Re:	Lam Research Corporation
Annual Report on Form 10-K
Filed August 18, 2020
File No. 000-12933
Ladies and Gentlemen:
Lam Research Corporation (the “Company” or “Lam” or “we”) is submitting this letter via EDGAR in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 6, 2021 (the “Staff Letter”) relating to the Company’s Annual Report on Form 10-K for its fiscal year ended June 28, 2020 and filed on August 18, 2020 (File No. 000-12933) (the “Form 10-K”). In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with our response.
Annual Report on Form 10-K filed August 18, 2020
Item 1A. Risk Factors, page 14

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” In future filings, please add a risk factor related to this provision and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please include disclosure in future filings that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
Response: We respectfully acknowledge the Staff’s comment. In our next Quarterly Report on Form 10-Q, we propose to include a risk factor related to our exclusive forum provision substantially as set forth below, and we intend to include a similar risk factor in future periodic reports so long as our bylaws continue to include this provision.

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive judicial forum for certain legal actions between the Company and its stockholders, which may discourage lawsuits with respect to such claims.

Our bylaws provide that, unless we consent otherwise, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for lawsuits asserting certain stockholder claims (including claims asserted

Securities and Exchange Commission
January 15 2021
Page | 2

derivatively for our benefit), such as claims against directors and officers for breach of a fiduciary duty, claims arising under any provision of the General Corporation Law of Delaware or our certificate of incorporation or our bylaws, or claims governed by the internal affairs doctrine. This is a general summary of the bylaw provision; you should refer to the language of the bylaws for details. The forum provision does not apply to actions arising under the Securities Exchange Act of 1934 or the Securities Act of 1933, or related Securities and Exchange Commission rules and regulations.

As a Delaware corporation, Delaware law controls issues of our internal affairs, including duties that our directors, officers, employees, and others owe to the Company and its stockholders. We believe that our exclusive forum provision benefits us, and our stockholders, by permitting relatively prompt resolution of lawsuits concerning our internal affairs, promoting consistent application of Delaware law in these lawsuits, and reducing the possibility of duplicative, costly, multi-jurisdictional litigation with the potential for inconsistent outcomes. However, the forum provision limits a stockholder’s ability to bring a claim in a judicial forum that it believes may be more favorable than Delaware, and this could discourage the filing of such lawsuits.
We hope that the foregoing is responsive to your comments. If you have any questions regarding the foregoing, please contact me at (510) 572-5156. Thank you for your assistance.

Very truly yours,

/s/Hans Riegels
Hans Riegels
Senior Director, Corporate Legal

cc:    Douglas R. Bettinger, Executive VP and Chief Financial Officer
        Ava M. Hahn, Senior VP and Chief Legal Officer
        George M. Schisler, VP, Corporate Legal